UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

_______________________________

PacifiCorp*

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_______________________________

PPW Holdings LLC, as Offeror
(Names of Filing Persons (identifying status as offeror, issuer, or other person))

6.00% Serial Preferred Stock
7.00% Serial Preferred Stock
(Title of Class of Securities)

_______________________________

695114801
695114884

(CUSIP Number of Class of Securities)

Jeffery B. Erb
Secretary, PPW Holdings LLC
Vice President, Chief Corporate Counsel & Corporate Secretary of Berkshire Hathaway Energy Company
825 N.E. Multnomah Street, Suite 2000
Portland, Oregon 97232
(503) 813-5372
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person)

_______________________________

Copies to:
M. Christopher Hall
Allison C. Handy
Perkins Coie LLP
1120 N.W. Couch Street, Tenth Floor
Portland, OR 97209-4128
(503) 727-2000

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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*        PacifiCorp may be deemed to be a co-offeror with respect to the Offers.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by PPW Holdings LLC, a Delaware limited liability company (“PPW” or the “Offeror”) and an affiliate and the sole holder of the common stock of PacifiCorp, an Oregon corporation (“PAC” or the “Company”), with the Securities and Exchange Commission (“SEC”) on December 17, 2024, as amended by Amendment No. 1 (“Amendment No. 1”), filed with the SEC on December 23, 2024, Amendment No. 2 (“Amendment No. 2”), filed with the SEC on December 27, 2024, and Amendment No. 3 (“Amendment No. 3”), filed with the SEC on January 3, 2025 (as so amended, the “Schedule TO”). The Schedule TO relates to the offers by the Offeror to purchase for cash any and all of the Company’s outstanding shares of (i) 6.00% Serial Preferred Stock (the “6.00% Preferred Stock” and such offer, the “6.00% Preferred Stock Offer”), and (ii) 7.00% Serial Preferred Stock (the “7.00% Preferred Stock” and, together with the 6.00% Preferred Stock, the “Preferred Stock” and such offer, together with the 6.00% Preferred Stock Offer, the “Offers” and each, an “Offer”), at a purchase price of $155.00 per share for the 6.00% Preferred Stock and $180.00 per share for the 7.00% Preferred Stock, plus in each case Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2024 (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers).

The purpose of this Amendment No. 4 is to amend and supplement the Schedule TO to announce the final results of the Offers. Only those items amended in the Schedule TO are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged, and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offers expired at 5:00 P.M., New York City time, on January 24, 2025 (the “Expiration Date”). Based on the count by Computershare Trust Company, N.A., the depositary for the Offers, as of the Expiration Date, 2,494 shares of the 6.00% Preferred Stock and 10,269 shares of the 7.00% Preferred Stock were validly tendered and not validly withdrawn pursuant to the Offers. PPW has accepted for purchase all such shares of Preferred Stock validly tendered and not withdrawn as of the Expiration Date. All conditions to the Offers were deemed satisfied or waived by the Offeror by the Expiration Date.

The Offeror expects that the settlement date for the Offers will be January 27, 2025. A copy of the press release announcing the expiration and results of the Offers is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B)	Expiration Press Release, dated January 27, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPW HOLDINGS LLC
By:	/s/ Jeffery B. Erb
Name:	Jeffery B. Erb
Title:	Secretary
PACIFICORP
By:	/s/ Nikki L. Kobliha
Name:	Nikki L. Kobliha
Title:	Senior Vice President and Chief Financial Officer

Dated: January 27, 2025

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated December 17, 2024.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(1)(C)**	Summary Advertisement, dated December 17, 2024.
(a)(1)(D)**	Retail Processing Dealer Form.
(a)(1)(E)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)**	Reminder Letter to Holders of Preferred Stock, dated January 3, 2025.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)**	Launch Press Release, dated December 17, 2024.
(a)(5)(B)*	Expiration Press Release, dated January 27, 2025.
(b)	Not applicable.
(d)(1)	Fourth Restated Articles of Incorporation of PacifiCorp (incorporated by reference to Exhibit 3.1 to the PacifiCorp Quarterly Report on Form 10-Q for the quarter ended September 30, 2024).
(d)(2)	Bylaws of PacifiCorp, as amended December 16, 2024 (incorporated by reference to Exhibit 3.1 to the PacifiCorp Current Report on Form 8-K filed with the SEC on December 16, 2024).
(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

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**      Filed previously

*        Filed herewith